UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Bray               Doris              R.
   Schell Bray Aycock Abel & Livingston
   230 N. Elm Street, Suite 1500
   Greensboro, NC  27401
2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     15,000         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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1994 Stock Option Plan For     $12.875                                                                    05/17/94     05/10/01
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For     $11.625                                                                    05/16/95     05/15/02
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For     $12.000                                                                    05/21/96     05/20/03
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For     $7.750          05/20/97       A         1,000                              05/20/97    05/19/04
Non-Emp. Dir.(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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1994 Stock Option Plan For               Common Stock                   1,000                     1,000         D
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For               Common Stock                   1,000                     1,000         D
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For               Common Stock                   1,000                     1,000         D
Non-Emp. Dir.(right to buy)
1994 Stock Option Plan For     05/20/97  Common Stock                   1,000                     1,000         D
Non-Emp. Dir.(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Bray               Doris              R.
DATE 01/09/98